Contact

www.linkedin.com/in/michael-pease-a711a5b6 (LinkedIn)

Top Skills

Customer Service
Marketing
Team Building

Michael Pease

Director of Operations, Co-Founder
New York City Metropolitan Area

Experience

Blackbird Foods

10 years 8 months

Director of Operations
January 2023 - Present (4 months)
New York City Metropolitan Area

Owner, Co-founder
September 2012 - Present (10 years 8 months)
New York, New York, United States

NuLeaf Restaurants

Head of Operations
November 2019 - January 2023 (3 years 3 months)
New York, New York, United States

Terri

Owner, Co-founder
October 2009 - November 2019 (10 years 2 months)
New York, New York, United States

Education

New York University

Master's degree, Economics · (2006 - 2008)

Loyola University Maryland

Bachelor's degree, Business/Managerial Economics · (2000 - 2004)